NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:   RUS, RUS.PR.C

RUSSEL METALS OWNS 100% OF LEROUX STEEL INC. SHARES

TORONTO, CANADA - August 20, 2003 - Russel Metals Inc. announced today that it now owns 100% of the Leroux Steel Inc. shares.  Russel Metals has completed exercising its rights to acquire all Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel Inc., which were not previously tendered.  Russel Metals now holds all of the issued and outstanding Leroux Steel shares.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Transfo-Métal, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Edward M. Siegel, Jr.
President and Chief Executive Officer
Russel Metals Inc.
(905) 819-7302

or

Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401

Web site : www.russelmetals.com
e-mail: info@russelmetals.com